Exhibit 99(i)

EDITED VERSION OF REMARKS DELIVERED BY

MR. WILLIAM A. OSBORN AT THE ANNUAL MEETING

OF STOCKHOLDERS OF NORTHERN TRUST

CORPORATION HELD APRIL 18, 2006

OVERVIEW

While the votes are being counted, I’d like to give you a brief report on Northern Trust’s progress in 2005 and the first quarter of 2006.

2005 was a year of great momentum for Northern Trust, with record annual revenues and record net income. Our success and growth reflected an improved market and macro economic environment, including higher equity markets and rising interest rates, excellent success in winning new clients, and strong relationship strength in cross-selling to existing clients.

FINANCIAL OVERVIEW

Our net income has grown at a compound annual growth rate of 10% during the last 10 years. I’d also like to point your attention to 2004 and 2005. In 2004, our earnings were up 25%. In 2005, our earnings grew 16%, following a more difficult time in 2002 and 2003.

We remain a financial services firm focused on fee revenues and serving the needs of a targeted client set, affluent individuals primarily located in the United States and institutional clients worldwide.

Our client assets ended 2005 at record levels. Assets under custody equaled $2.9 trillion, up 15% from 2004 and up 17% annually over the last 10 years. Global custody assets, an important and high growth subset of total custody assets, equaled $1.2 trillion and represented 42% of total assets under custody at year-end. During the last 10 years, global custody assets have grown at 31% annually, signifying our success in serving institutional clients around the globe.

Assets under management totaled $618 billion at year-end, up 8% from the prior year and up 19% annually over the last 10 years.

FIRST QUARTER 2006 REVIEW

The momentum we experienced in 2005 continues into 2006. Earlier this morning, Northern Trust reported outstanding financial results for the first quarter. Net income was up 17% to $163 million and earnings per share were up a similar 17% to $0.74 per share.

We reported strong and, in most cases, record revenues across all aspects of the business, including 20% growth in revenue. Without last year’s FSG acquisition, revenues were up 13%.

Assets under custody were up 19% to $3.1 trillion. Assets under management were up 11% to $653 billion. Of particular note is our growth in our international business as characterized by the 34% year-over-year growth in our global custody assets.

BUSINESS OVERVIEW

Northern Trust has truly transformed into a global financial services firm over the years as we have continuously sharpened our focus on private and institutional client asset servicing and asset management.

In the United States, we strengthened our industry leading private client network through enhanced new product development initiatives and continued expansion. We introduced the next generation of the Passport® online product for wealth management clients, offering customized wealth management and account aggregation tools for family offices. We also opened permanent offices in Minneapolis, Wilmington, and Boston this past year.

In Europe, we successfully completed the largest acquisition in our history, adding the capabilities and people of the Financial Services Group of Baring Asset Management to our fast growing international business. Last month, we opened a new office in Amsterdam.

We expanded our position as an industry-leading provider of cross-border pension pooling solutions for multi-national corporations and global fund managers. This has been an important growth initiative for the Corporation.

In Asia, we relocated and expanded our Singapore facility to accommodate business growth in the region. We opened a representative office in Beijing to support new global custody opportunities in China. We also began development of an operating facility in Bangalore, India that will complement our global operating centers in North America and Europe.

We currently serve clients in approximately 40 countries and support their investment needs in 90 markets worldwide. To give you an idea of the expansion of our international business, 21% of our staff today is located outside the United States. We have over 1,700 people in Europe. We have hired over 90 people in India for our operation center there. We anticipate that by the end of next year, we will have approximately 400 employees in India.

Today, about one-third of our total revenue is related to our international business, the fastest growing part of the Corporation.

Northern Trust is very well positioned for growth in each of the markets we serve.

We are the leading private bank in the United States, a top global custodian worldwide, and a prominent and global asset manager across a wide variety of capabilities in asset classes.

Our success in serving clients both here in the United States and around the world continues to be widely recognized based on both industry awards as well as industry rankings. I put a few of our recent awards and rankings on this slide because they are indicative of the position we have around the world.

We’re equally optimistic about our outlook for maintaining and growing our strong competitive position in the future.

In Corporate and Institutional Services, our global institutional business, we are nearing the successful completion of the integration of the Financial Services Group into our European operations. We also are migrating our client, Insight Investment Management, which is one of the larger asset management firms in the U.K., to our outsourcing platform. At December 31st, Insight had $150 billion in assets under management. We continue to see strong momentum for cross-border pooling in situations for our Dublin and Luxembourg offices through both multi-nationals and fund managers in Europe and Asia.

In Personal Financial Services, our Wealth Management business serves the wealthiest families and continues to be a growth engine, given our unique blend of institutional and private client services for these families and their professional family offices. Open architecture through our Wealth Advisory client service model has been highly successful from a standing start about 2 years ago. We have built this business to over $2.5 billion in assets under management. We are working aggressively to bring open architecture solutions to our clients at levels below $10 million.

Our asset management arm, Northern Trust Global Investments, continues to provide our private and institutional clients with a broad set of investment solutions to meet their needs and objectives. In addition, NTGI is working with both C&IS and PFS to develop new solutions that meet the ever-changing demands of our clients. There is no other asset management firm in the world today that has the breadth of product that we have across, active, passive, and multi-manager styles.

CAPITAL STRENGTH AND DIVIDEND GROWTH

An important differentiator at Northern Trust is the strength of our balance sheet and capital position. The first quarter 2006 results that we reported earlier today marked the 72nd consecutive quarter of increasing common equity, dating all the way back to 1988. There are very few organizations in the financial services sector that can make that statement.

Over the last 10 years, we’ve grown our capital base at a compound annual growth rate of 11%. Through our strength in capital we’re able to maintain top tier credit ratings and the trust and confidence of our clients around the world. This capital base and the ability to grow it is what gives us the flexibility to invest in and make acquisitions much like we did last year with FSG.

Another important aspect of our financial strength is our consistent growth in dividend payout. Northern Trust declared its first dividend in 1896. We have paid regular, uninterrupted dividends ever since across a 110 year span.

Over the last decade we’ve increased our annual dividend payout at an annual rate of 12%. The $0.27 annual dividend in 1995 went up over 3 times during the 10-year period ending in 2005.

STOCK PERFORMANCE

Northern Trust stock increased 7% during 2005.

Equally important is our long-term performance. Our compound annual growth rate over the past 10 years has been 14%, compared to a 10-year compound annual growth rate for the S&P 500 of 7% and the KBW 50 Bank Index of 10%.

At its peak during the 2000-2001 period, our P/E reached a 45 multiple, an extraordinary P/E multiple at the time. Our P/E is growing back in the direction of that level.

As I conclude my formal remarks, let me remind you that this presentation may have included forward-looking statements like those described in the projected slide. Our 2005 financial annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ from these statements and you are urged to read them.

CLOSING

In closing, I would like to thank our employees for their exceptional efforts in 2005. I also want to thank our clients for their confidence and trust in choosing Northern Trust. I want to thank our Board of Directors for their advice, counsel, and support.

We continue to be very optimistic about your Corporation. We know that with the strong support of our clients, our staff, and our Directors, we look forward to the future with confidence.

I’d be happy to answer any questions that you may have.

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Mr. Osborn’s above remarks may be deemed to include forward-looking statements such as statements that relate to Northern Trust’s financial goals, dividend policy, expansion and business development plans, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments in litigation and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust’s business and results. These statements speak of Northern Trust’s plans, goals, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2005 financial annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them.